
July 25, 2007

Mail Stop 7010

By U.S. Mail and facsimile to (713) 629-7676

Tana L. Pool
Vice President and General Counsel
Quanta Services, Inc.
1360 Post Oak Boulevard, Suite 2100
Houston, Texas 77056

>   **Re: Quanta Services, Inc.**
>   **Amendment No. 3 to Registration Statement on Form S-4**
>   **Filed July 23, 2007**
>   **File No. 333-142279**

Dear Ms. Pool:

We have reviewed your filings and have the following comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Q: What are the tax consequences of the merger?, page 3

1. Please identify counsel. In addition, please disclose the tax consequences to the security holders. In this regard, we note that you removed this disclosure in the latest amendment. Please also comply with this comment under "Material U.S. Federal Income Tax Consequences of the Merger" on page 14.

Material U.S. Federal Income Tax Consequences of the Merger, page 62
General, page 63

2. We note your response to comment 4 of our letter dated July 19, 2007. Nonetheless, we note discussion of various tax consequences "generally" in the fifth and sixth bullet points and in the paragraph immediately following the bullet points and under the heading "U.S. Information Reporting and Backup Withholding" on page 64. We also note the use of the phrase "may be." Please revise accordingly.

3. The statement in the first sentence of the third paragraph appears to assume that the merger will be treated as a reorganization. In this regard, we note the statement "such that the merger is treated as a reorganization . . . ." We note disclosure in the forepart of the registration statement indicating that counsel is providing an opinion as to whether the merger will be treated as a reorganization. Please revise to provide counsel's opinion.

4. With respect to tax consequences appearing in this section other than those contained in the bullet-point list on pages 63-64, we are unable to determine whether the consequences discussed are the opinion of Ballard Spahr or Akin Gump. Please revise to clarify. Please also confirm that every tax consequence contained in the bullet point list on pages 63-64 constitutes the opinion of each law firm.

<u>Exhibit 8.2</u>

5. Please have counsel revise its opinion to consent to the prospectus discussion.

You may contact Mindy Hooker, Staff Accountant, at (202) 551-3732 or Jennifer Thompson, Senior Staff Accountant, at (202) 551-3737 if you have questions regarding comments on the financial statements and related matters. Please contact Matt Franker, Staff Attorney, at (202) 551-3749 or Andy Schoeffler, Senior Staff Attorney, at (202) 551-3748 with any other questions. Alternatively, you may contact me at (202) 551-3760.

Sincerely,

Pamela A. Long
Assistant Director

cc: Christine B. LaFollette (*via facsimile* 713/236-0822)
        Mark Zvonkovic
        John Goodgame
        Akin Gump Strauss Hauer & Feld LLP
        1111 Louisiana Street, 44th Floor
        Houston, Texas 77002